October 11, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mara L. Ransom
Division of Corporate Finance

Re:	O’Reilly Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2012
File No. 000-21318

Ladies and Gentlemen:

We are writing in response to the comments contained in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 27, 2012, to O’Reilly Automotive, Inc. (the “Company”) with respect to the above-referenced filings (the “Filings”).

For the convenience of the Staff, we have set forth the comments contained in the comment letter along with our responses. All responses in our letter are provided on a supplemental basis.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 15

Incentive Compensation Plan, page 17

1.	We note your disclosure that the Compensation Committee has established an incentive compensation plan based upon “certain objective performance goals” and that the financial metrics utilized by your Compensation Committee include “sales performance, operating income performance and financial returns, as well as various balance sheet measures.” Please provide greater detail regarding the performance goals utilized by the Compensation Committee in determining the amounts of non-equity incentive compensation to award to your NEOs, specifically identifying each performance goal utilized and any relative weight attributed to each goal. In this regard, we note that Instruction 4 to Item 402(b) of Regulation S-K allows registrants to omit target levels with respect to the quantitative or qualitative performance-related factors considered by the Compensation Committee, but

Securities and Exchange Commission

October 11, 2012

does not allow registrants to omit disclosure of the specific performance-related factors utilized by the Compensation Committee. Please also discuss how difficult it will be for each executive to achieve the undisclosed target levels, and state whether there is a maximum achievement level applicable to these targets. In this regard, we note that incentive payouts have been awarded at 403% of target.

Response:

The performance metrics used for the year ended December 31, 2011, with respect to the annual bonus disclosed in the proxy statement for our 2012 annual meeting were as follows:

Comparable Store Sales

Operating Margin

Net Inventory Turnover

Free Cash Flow

Performance of Company as Compared to Industry Peer Group

The weighting of these measures was set at 25%, 25%, 15%, 15% and 20%, respectively, with the actual payout of each measure determined based on achievement of the metric in question.

The Company sets target achievement levels for its executives with respect to these performance metrics based on the Board of Director approved operating plan, which reflects projected Company performance for the upcoming fiscal year, and the targets are calibrated such that they are challenging enough to require strong and consistent effort by the executives in order to be achieved. It is our view that incentive compensation should not be payable without significant achievement, and that targets should also be set at a level which is sufficiently attainable to be strongly motivating. The difficulty in achieving the targets is directly correlated to the ultimate performance of the Company as compared to the projected performance as identified in the Board approved operating plan. The Company’s actual performance above projections would result in executive payouts above target levels and would likely also result in an increase in total shareholder value. For the fiscal year ended December 31, 2010, the executive payout under the incentive compensation plan was at 403% of target, and for the same time period our shareholders realized a 58% increase in the price of O’Reilly stock. For the fiscal year ended December 31, 2007, the executive payout under the incentive compensation plan was at 59% of target, and for the same time period our shareholders realized a 1% increase in the price of O’Reilly stock.

Under our 2012 Incentive Award Plan, the maximum aggregate amount of cash compensation which may be paid to any one participant in any year in respect of all awards that are intended to constitute performance-based compensation is currently $10,000,000.

2.	Please also tell us whether the types of financial metrics you use now differ from those disclosed in the proxy statement for your 2008 annual meeting, which was when you last provided the staff with your analysis as to why quantified disclosure of such targets is inappropriate due to the highly confidential and competitively sensitive nature of such targets. To the extent you are utilizing new targets, please provide us with your analysis as to why you believe competitive harm would result from the disclosure of such targets. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Securities and Exchange Commission

October 11, 2012

Response:

The types of performance metrics used for the year ended December 31, 2007, with respect to the annual bonus disclosed in the proxy statement for our 2008 annual meeting and the types of performance metrics used for the year ended December 31, 2011, with respect to the annual bonus disclosed in the proxy statement for our 2012 annual meeting measured similar performance characteristics. Two of the five individual metrics were updated for the 2011 fiscal year, largely to eliminate existing metrics which had measured substantially the same performance characteristic. However, the types of performance metrics were not changed and continued to focus on sales performance, operating income performance, balance sheet performance and overall financial returns.

In our letter to the Commission dated April 23, 2008, we stated that we had made the determination that omitting specific target information (the “Targets”) is appropriate because disclosing the Targets would result in competitive harm to the Company in accordance with Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”), and we continue to believe strongly that disclosing the Targets would result in such harm. Instruction 4 permits registrants to omit specific quantitative or qualitative performance-related factors from the registrant’s compensation discussion and analysis where such factors involve confidential trade secrets or confidential commercial or financial information and if disclosed, would result in competitive harm to the registrant. Instruction 4 states that the standard to use when determining whether disclosure would result in competitive harm is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

These rules incorporate the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”). 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4). Exemption 4 protects from public disclosure “trade secrets and commercial or financial information obtained from a person” that are “confidential.” Applicable case law has interpreted “commercial or financial information” broadly and has given such terms their ordinary meaning. See Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Moreover, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.C. Cir. 1986), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” We respectfully submit that the Targets, because they include information relating to sales, operating margin, net inventory turnover, free cash flow and relative company performance, constitute commercial or financial information within the purview of Exemption 4. In addition, our company, which is a corporation, qualifies as a person within the purview of Exemption 4.

The test for determining whether information is confidential under § 552(b)(4) is that such information “must have the effect either (1) of impairing the government’s ability to obtain ... necessary information in the future, or (2) of causing substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) (emphasis added)); Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 878 (D.C. Cir. 1992). The person claiming this exemption need not show any actual adverse effect on its competitive position but need only demonstrate that there is actual competition and that substantial competitive injury would likely result from disclosure. Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979)); Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

Securities and Exchange Commission

October 11, 2012

Here, the second prong of the confidentiality test is met because there is actual competition and public disclosure of the Targets would likely cause substantial harm to the competitive position of the Company. As we discussed in our 2008 response letter, we believe the automotive aftermarket continues to be highly competitive and disclosure of the Targets would allow our competitors to recreate, with a high degree of certainty, the internal forecasts upon which we rely to help maintain our competitive advantage. Disclosing the Targets would also provide our competitors with valuable insight into various aspects of our business that we feel give us that competitive advantage. Competitors could then use the insight gained from reviewing the Targets to strategically undermine our internal plans, including competitive recruitment of our executives by offering them specifically targeted compensation packages based on knowledge obtained from reviewing our Target disclosures.

In its evaluations regarding its compensation disclosures, the Company has carefully and thoughtfully balanced the need for investors to have sufficient information about the Company’s compensation programs against the need for the Company to disclose information in a manner which does not result in competitive harm. We have continued to disclose information regarding these matters at the level of detail that we proposed in our April 23, 2008, letter to the Commission and believe that this level of disclosure remains appropriately tailored, particularly given that the level of competition in our industry has continued to intensify.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully submit the above information to the Commission and believe that it is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

/s/ Thomas McFall

Chief Financial Officer

Direct Line:         (417) 874-7162

Fax No.:              (417) 874-7145